

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 6, 2007

Ms. Monique van Oord
Linux Gold Corp.
#240 11780 Hammersmith Way
Richmond, British Columbia
Canada V7A 5E3

> **Re:** **Linux Gold Corp.**
> **Form 20-F for the Fiscal Year Ended February 28, 2006**
> **Filed August 16, 2006**
> **File No. 0-30084**

Dear Ms. van Oord:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 28, 2006

Operating and Financial Review and Prospects

A. Operating Results, page 27

1.   We note that several amounts within the discussion of your results of operations on this page, specifically relating to your administrative expenses, do not agree to your statements of loss and deficit. Please amend your filing accordingly.

B. Liquidity and Capital Resources, page 29

2.   We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose under this heading that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events and management's plans to circumvent such conditions and events. Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

F. Tabular Disclosure of Contractual Obligations, page 30

3.   We note your tabular disclosure of contractual obligations includes option payments related to your various mining interest projects. As defined in Item 5.F.2 of Form 20-F, contractual obligations are agreements to purchase goods or services that are enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Tell us whether you believe the option payments disclosed meet the definition of contractual obligations.

        If the option payments do not meet the definition of contractual obligations, please label the table with a more descriptive caption, such as "option payments necessary to retain property interests," or similar language that would serve to differentiate these from contractual obligations you may have presently or in the future; under these circumstances please also include a narrative disclosure indicating that such payments are optional and not contractual on the part of the company.

Controls and Procedures, page 41

4.   We note your disclosure in which you state, "Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures."

Please revise your disclosure to clarify whether your officers also concluded that your disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Alternatively, you may remove the reference to the level of assurance of your disclosure of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements

Report of Independent Registered Public Accounting Firm

5.   We note your audit report does not extend audit coverage to the periods ended February 28, 2005 and February 29, 2004. We understand that the respective periods were audited by another accounting firm. Once you have obtained permission from the predecessor accountant, and a re-issuance of the audit opinion, you should amend your filing to include the report of the predecessor accountant within the document.

Further, we note your audit report does not extend audit coverage to the cumulative from inception financial data presented along with your audited financial statements. Please consult with your auditor as to the scope of procedures performed. We would ordinarily expect that the audit would encompass the cumulative data. If the cumulative information has been audited, this should be apparent from the report. Alternatively, if the cumulative information was not subject to audit, you will need to label it as unaudited.

Statements of Loss and Deficit, page F-4

6.   We note that you present income from discontinued operations for the year ended February 29, 2004 and also in your cumulative from inception financial data. Please provide the disclosures required by paragraphs 47 and 48 of SFAS 144, as well as present per share data related to the discontinued operations as required by paragraph 37 of SFAS 128.

Engineering Comments

General

7.   Your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> ***"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties."***

8.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note that the SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

> You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
> http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

10.   We note that you disclose in various locations that you "wholly own" projects, or "control" hectares of mineralized ground. Please disclose the total area of the claims or concessions, either in hectares or acres. In addition, for each of your exploration projects or mines, expand your disclosure to clarify who owns the mineral concessions, provisional permits, and surface rights. Disclose the significant terms of any agreements governing your rights to concessions or permits for your material exploration areas.

Fish Creek Claims, Alaska, page 15

11.   We note your disclosure in this section, in which you refer to mines and other mineral properties that exist in the general area of your properties. Please describe only the geology, history, or exploration results that are directly related to the properties you have the right to explore or mine. This would also include resource/reserve estimates of adjacent properties found on the maps, as such disclosure may cause investors to infer that your property also has commercial mineralization due to its proximity to these other properties. Please remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities of other companies which are outside of your property; focus the disclosure on properties in which you have an interest.

12.   Your disclosure contains more detail than is necessary and contains technical language with which the average investor may be not familiar. The required disclosures should provide information that has a direct bearing on your properties, and make it understandable to the average shareholder. The guidance in Industry Guide 7, paragraph (b)(5), calls for a "brief description" of the rock formations and mineralization. Please revise your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

13.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for each of your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Geologic Setting, page 24

14.   As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please review the entire filing in this regard and advise us of any particular circumstances that you believe would support an alternate view. Otherwise, you may need to revise your disclosures about your properties, as indicated above, to sufficiently qualify the information about your sampling results.

15. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. Please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. This would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

16. Please disclose the provisions of operating permits related to environmental activities that you must undertake, including reference to any pertinent regulations, which together may significantly affect the overall costs of your exploration programs for each property.

Directors, Senior Management, and Employees, page 32

17. Unless member of your management have significant technical training or experience in minerals exploration or mining, you should include a risk factor explaining that your management lacks technical training and experience in exploring for minerals, and starting and operating a mine to comply with Item 3.D of the Form 20-F instructions. Also clarify that due to these factors, your management may not be fully aware of many of the specific requirements related to working within this industry, that their decisions may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; the risk being that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief